                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)


                          Toreador Royalty Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    891041105
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 21, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  891041105
--------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lee Global Energy Fund, L.P.
                75-2569264
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                 WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                 N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
                   7    894,450 (See Item 5)

                   -------------------------------------------------------------
      NUMBER OF         SHARED VOTING POWER
       SHARES      8    0 (See Item 5)
    BENEFICIALLY
      OWNED BY     -------------------------------------------------------------
        EACH            SOLE DISPOSITIVE POWER
     REPORTING     9    894,450 (See Item 5)
       PERSON
        WITH       -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                   10   0 (See Item 5)

--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11              1,463,550 (See Item 5)
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [ ]
     12              N/A
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13              26.8% (See Item 5)

--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP No.  891041105
--------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                G. Thomas Graves III
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                 PF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                 N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
                   7    20,000 (See Item 5)

                   -------------------------------------------------------------
      NUMBER OF         SHARED VOTING POWER
       SHARES      8    0 (See Item 5)
    BENEFICIALLY
      OWNED BY     -------------------------------------------------------------
        EACH            SOLE DISPOSITIVE POWER
     REPORTING     9    20,000 (See Item 5)
       PERSON
        WITH       -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                   10   0 (See Item 5)

--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11              1,463,550 (See Item 5)
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [ ]
     12              N/A
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13              26.8% (See Item 5)

--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP No.  891041105
--------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William I. Lee
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                 PF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                 N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
                   7    384,200 (See Item 5)

                   -------------------------------------------------------------
      NUMBER OF         SHARED VOTING POWER
       SHARES      8    0 (See Item 5)
    BENEFICIALLY
      OWNED BY     -------------------------------------------------------------
        EACH            SOLE DISPOSITIVE POWER
     REPORTING     9    384,200 (See Item 5)
       PERSON
        WITH       -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                   10   0 (See Item 5)

--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11              1,463,550 (See Item 5)
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [ ]
     12              N/A
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13              26.8% (See Item 5)

--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP No.  891041105
--------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Wilco Properties, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                 WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                 N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
                   7    164,900 (See Item 5)

                   -------------------------------------------------------------
      NUMBER OF         SHARED VOTING POWER
       SHARES      8    0 (See Item 5)
    BENEFICIALLY
      OWNED BY     -------------------------------------------------------------
        EACH            SOLE DISPOSITIVE POWER
     REPORTING     9    164,900 (See Item 5)
       PERSON
        WITH       -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                   10   0 (See Item 5)

--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11              1,463,550 (See Item 5)
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [ ]
     12              N/A
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13              26.8% (See Item 5)

--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                     CO
--------------------------------------------------------------------------------

         This Amendment No. 8 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 7 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund") et al., by amending the details of certain transactions previously reported and furnishing the information set forth below. Unless set forth below, all previously reported Items are unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented as follows:

         The total amount of funds required by the Fund for the purchase of 33,000 Shares since September 23, 1998 was approximately $94,363 and was obtained from working capital. The total amount of funds required by Graves for the purchase of 10,000 Shares since September 23, 1998 was approximately $24,745 and was obtained from personal funds. The total amount of funds required by Lee for the purchase of 40,000 Shares of Series A Convertible Preferred Stock convertible into 250,000 Shares was approximately $1,000,000 and was obtained from personal funds. Since September 23, 1998, Lee has not purchased any Shares. The total amount of funds required by Wilco for the purchase of 113,800 Shares since September 23, 1998 was approximately $344,741 and was obtained from working capital. The total amount of funds required by Wilco for the purchase of 2,000 Shares of Series A Convertible Preferred Stock convertible into 12,500 Shares was approximately $50,000 and was obtained from working capital.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a) The Fund has direct beneficial ownership of 894,450 Shares which is approximately 17.2% of the 5,205,671 Shares outstanding as of March 17, 1999 (as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998; the "Annual Report"). Graves has direct beneficial ownership of 20,000 Shares which is approximately 0.4% of the Shares outstanding (as disclosed in the Annual Report). Lee has direct beneficial ownership of 384,200 Shares (including the assumed conversion of Series A Convertible Preferred Stock into 250,000 Shares) which is approximately 7.0% of the Shares outstanding (as disclosed in the Annual Report plus the assumed conversion of Series A Convertible Preferred Stock owned by Lee into 250,000 Shares). Wilco has direct beneficial ownership of 164,900 Shares which is approximately 3.2% of the Shares outstanding (as disclosed in the Annual Report). Pursuant to that certain Joint Filing Agreement, entered into by and among the Fund, Graves, Lee and Wilco dated as of September 18, 1998 (previously filed as Exhibit 7.9 and incorporated herein by reference) as a group, each of the Fund, Graves, Lee and Wilco may be deemed to be the direct or indirect beneficial owner of 1,463,550 Shares, which is approximately 26.8% of the Shares outstanding (as disclosed in the Annual Report plus the assumed conversion of Series A Convertible Preferred Stock owned by Lee into 250,000 Shares and owned by Wilco into 12,500 Shares). As a result of the relationships described in Item 2, above, each of Graves and Lee may be deemed to have indirect beneficial ownership of 894,450 Shares owned by Lee Global Energy Fund, L.P. and 164,900 Shares of Wilco Properties, Inc.


         (b)
                                     Sole        Shared          Sole          Shared
                                    Voting       Voting       Dispositive    Dispositive
                                     Power        Power          Power          Power
                                    -----------------------------------------------------

The Fund                            894,450         0           894,450           0
Graves                               20,000         0            20,000           0
Lee                                 384,200         0           384,200           0
Wilco                               164,900         0           164,900           0


         As result of being a party to that certain Stockholder Agreement (a copy of which was previously filed as Exhibit 7.5 to Amendment No. 4 to Schedule 13D and is incorporated herein by reference; the "Stockholder Agreement"), entered into by and among the Fund, Graves, Lee, Gralee Partners and the General Partner; Mr. Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John V. Ballard ("Ballard"), Bullion, Kellogg, McLaughlin, Mr. Peter R. Vig ("Vig") and Mr. Jack
L. Woods ("Woods"), the Fund, Graves, Lee and Wilco may each be deemed to have indirect beneficial ownership of an additional 1,417,960 Shares consisting of:
897,000 Shares owned by the Dane Falb Persons, (as disclosed in the Issuer's Proxy Statement, dated April 30, 1999, for its 1999 Annual Meeting of Stockholders(the "Issuer's Proxy"), 60,000 Shares owned by Ballard (as disclosed in Ballard's most recent Form 4 dated May 8, 1998), 34,924 Shares owned by Bullion (as disclosed in the Issuer's Proxy (including the assumed exercise of options held by Bullion for 20,000 Shares)), 46,000 Shares owned by Kellogg (as disclosed in the Issuer's Proxy (including the assumed conversion of Series A Convertible Preferred Stock owned by Kellogg into 25,000 Shares and the exercise of options held by Kellogg for 20,000 Shares)), 373,036 Shares owned by McLaughlin (as disclosed in the Issuer's Proxy (including the assumed conversion of Series A Convertible Preferred Stock owned by McLaughlin into 62,500 Shares and exercise of options held by McLaughlin for 20,000 Shares)), 7,000 Shares owned by Woods (as disclosed in the Issuer's Proxy Statement, dated July 1, 1998, for its 1998 Annual Meeting of Stockholders less personal knowledge of the expiration of stock options to purchase 50,000 Shares) and no Shares owned by Vig (as represented in his Schedule 13-D filed with the Securities and Exchange Commission on August 7, 1998). Collectively, the parties to the Stockholder Agreement hold 2,881,510 Shares (assuming the conversion of Series A Convertible Preferred Stock and the exercise of options owned or held by the parties to the Stockholder Agreement) which is approximately 51.1% of the Shares outstanding as of March 17, 1999 (as disclosed in the Annual Report plus the assumed conversion of Series A Preferred Stock and the exercise of options owned or held by certain of the parties to the Stockholder Agreement). Each of the Fund, Graves, Lee and Wilco disclaim beneficial ownership of any securities owned by the other parties to the Stockholder Agreement.

       (c) The following is a description of transactions in the Shares by the Fund, Graves, Lee and Wilco since the filing of Schedule 13D (Amendment No. 6) on September 23, 1998:

              On September 24, 1998, Graves was granted stock options. The stock options give Graves the right to purchase 250,000 Shares for $5.00 per Share. The stock options are exercisable in three equal annual installments of each of the first three anniversaries of the grant date (September 24, 1998). The stock options expire September 24, 2008.

              On October 1, 1998, the Fund made a distribution of 60,000 Shares to one of its partners, Lee, when the Shares were valued at $2.38 per share.

              On November 2, 1998, Lee pledged 50,000 Shares as collateral for a loan.

              On December 16, 1998, Lee purchased 40,000 shares of Series A Convertible Preferred Stock convertible into 250,000 Shares in a private placement. The purchase price for each share of Series A Convertible Preferred Stock was $25.00 (aggregate purchase price of $1,000,000). The shares of Series A Convertible Preferred Stock are convertible into Shares at any time at a conversion price of $4.00 per Share.

              On March 8, 1999 Wilco purchased 2,000 Shares of Series A Convertible Preferred Stock convertible into 12,500 Shares in a private transaction. The purchase price for each share of Series A Convertible Preferred Stock was $25.00 (aggregate purchase price of $50,000). The shares of Series A Convertible Preferred Stock are convertible into Shares at any time at a conversion price of $4.00 per Share.

              Lee had no other transactions in the Shares.

       In addition, each of the following transactions were effected through purchases on the open market:



                                                                                          NUMBER OF           PURCHASE
                                                                                            SHARES              PRICE
               NAME OF STOCKHOLDER                        DATE OF PURCHASE                PURCHASED           PER SHARE
               -------------------                        ----------------                ----------         --------------


G. Thomas Graves III                                          10/29/98                       2,000              $2.50

                                                              11/02/98                       8,000              $2.47

Wilco Properties, Inc.                                        10/02/98                       5,000              $2.55

                                                              10/05/98                      10,000              $2.50

                                                              10/19/98                       2,000              $2.50

                                                              10/20/98                       3,000              $2.37

                                                              10/22/98                       2,000              $2.05

                                                              11/09/98                         500              $3.17

                                                              11/12/98                         500              $3.32

                                                              12/07/98                       7,300              $2.93

                                                              12/08/98                       1,000              $2.97

                                                              12/09/98                       1,000              $2.97

                                                              12/16/98                       1,000              $2.85

                                                              12/21/98                       2,500              $2.68

                                                              12/22/98                       2,000              $3.00

                                                              12/24/98                       1,000              $3.10

                                                              12/28/98                       1,000              $3.10

                                                              12/29/98                       4,500              $3.00

                                                              12/30/98                       1,000              $3.10

                                                              12/31/98                       6,200              $3.10

                                                              01/04/99                       1,000              $3.10

                                                              01/05/99                         500              $3.16


                                                                                          NUMBER OF           PURCHASE
                                                                                            SHARES              PRICE
               NAME OF STOCKHOLDER                        DATE OF PURCHASE                PURCHASED           PER SHARE
               -------------------                        ----------------                ----------         --------------



Wilco Properties, Inc. (cont'd)                               01/06/99                       5,000              $3.10

                                                              01/07/99                      10,400              $3.17

                                                              01/11/99                       3,500              $3.29

                                                              01/12/99                       1,900              $3.44

                                                              01/13/99                       2,000              $3.42

                                                              01/15/99                       2,000              $3.55

                                                              01/19/99                       3,500              $3.56

                                                              01/20/99                       3,000              $3.48

                                                              01/27/99                       2,000              $3.55

                                                              01/29/99                       7,000              $3.61

                                                              02/01/99                       2,000              $3.61

                                                              02/02/99                       1,300              $3.45

                                                              02/09/99                         700              $3.51

                                                              02/10/99                       1,500              $3.40

                                                              03/02/99                         100              $3.05

                                                              03/03/99                       6,600              $2.45

                                                              03/12/99                         500              $3.29

                                                              03/26/99                         800              $2.68

                                                              04/13/99                       5,000              $3.25

                                                              04/15/99                       1,000              $2.97

                                                              04/21/99                       1,000              $2.85

Lee Global Energy Fund, L.P.                                  09/23/98                      29,900              $2.75

                                                              12/01/98                       2,000              $3.42

                                                              12/03/98                       1,100              $3.46


         (d) No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares with respect to which this filing is made.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by changing the last paragraph to read as follows:

       The Series A Convertible Preferred Stock is governed by a Certificate of Designation as supplemented by a letter agreement with all of the holders of the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock was sold for a face value of $25.00 per share, and pays an annual cash dividend of $2.25 per share that results in an annual yield of 9.0%. At the option of the holder, the Series A Convertible Preferred Stock may be converted into Shares at a price of $4.00 per Share. The Series A Convertible Preferred Stock is redeemable at the Issuer's option, in whole or in part, at any time on or after December 1, 2004. In connection with the securities purchase agreement, the parties entered into a Registration Rights Agreement effective December 16, 1998, among Toreador and the persons party thereto which provides for certain demand and piggyback registration rights in respect of the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock.

Item 7.       Material to be Filed as Exhibits.

       Item 7 is hereby supplemented as follows:

       7.13 Form of Letter Agreement regarding Preferred Stock dated March 15, 1999, among the Issuer and the holders of Series A Convertible Preferred Stock, filed as Exhibit 4.1 to the Issuer's Annual Report on Form 10-K for the year ending December 31, 1998 and incorporated herein by reference.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 17, 1999


                             LEE GLOBAL ENERGY FUND, L.P.

                             By:  Gralee Partners, L.P., its general partner

                                  By:  Gralee Capital Corp., its general partner

                                       By: /s/ G. THOMAS GRAVES III
                                          --------------------------------------
                                       Name:   G. Thomas Graves III
                                       Title:  President


                             /s/ G. THOMAS GRAVES III
                             ---------------------------------------------------
                             G. THOMAS GRAVES III


                             /s/ WILLIAM I. LEE
                             ---------------------------------------------------
                             WILLIAM I. LEE


                             WILCO PROPERTIES, INC.


                             By: /s/ G. THOMAS GRAVES III
                                ------------------------------------------------
                             Name:   G. Thomas Graves III
                             Title:  President